

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121



30th June 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

~~Premier Oil plc (f/k/a~~ Premier Oil Group plc)
Rule 12g3-2(b) Exemption: ~~File No. 82-34723~~

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 31st January 2006:

"Vietnam update - Dua-4X"

Yours faithfully

Stephen Huddle
Company Secretary

Enc

dlw 7/10



Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Vietnam update – Dua-4X

Premier Oil has completed operations on well Dua-4X on Block 12E in Vietnam, as an oil and gas discovery.

Following interpretation of a 3D seismic survey acquired in 2005, Premier has drilled well Dua-4X down-flank from the 1974 Dua-1X discovery well, a well that flowed 1,500 barrels of oil per day. Following the intersection of hydrocarbons in the Dua 4X vertical well, a sidetrack has been drilled (Dua-4X ST1) to provide further geological information. Wireline testing of both Dua-4X and Dua-4X ST1 recovered oil samples and core and pressure data to help define the quantity and quality of hydrocarbons within the northern flank of the Dua structure. As planned, no DST was performed.

Premier will now undertake a second geological sidetrack, Dua-4X ST2, to further evaluate potential gas and oil reservoirs in the southern fault block of the Dua structure.

Following completion of Dua-4X ST2, Premier will drill well 12E-CS-1X on the Blackbird prospect to explore a large tilted fault block updip of a pre-existing well (12E-LK-1X) which encountered very good oil shows.

On completion of the farmout agreement announced on 26th April 2006, Premier (as operator) will hold a 37.5% interest in Block 12E. The other partners will be Santos (37.5%) and Delek Energy (25%).

Premier's Chief Executive, Simon Lockett, said:

"I am pleased that Premier's first operated well in Vietnam has provided confirmation of oil and gas in Dua's northern fault block. We look forward to the results of the sidetrack into the southern fault block."

30 June 2006

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**